FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For May 13, 2003

International Telecommunications Company Inc.

(Translation of registrant’s name into English)

Compañía Internacional de Telecomunicaciones S.A.

Avenida Ingeniero Huergo 723

(C1107AOT) Buenos Aires, Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒     Form 40-F: ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❑     No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❑     No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❑     No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TABLE OF CONTENTS

Item
1.

English translation of letter regarding independence of members of administrative and supervisory bodies presented to the Securities and Exchange Commission of Argentina (Comisión Nacional de Valores) on May 7, 2003.

Compañía Internacional de Telecomunicaciones S.A.

Item 1

Buenos Aires, May 7th, 2003

To the Chairman of the

Argentine Securities and

Exchange Commission,

Lic. Narciso Muñoz

Re.: Ordinary General Meeting.

Compliance with section 4, chapter XXI, Resolution Nbr. 368/01.

Dear Sir,

As representative of the Compañía Internacional de Telecomunicaciones S.A., domiciled at Tucumán 1, 18th floor, and in compliance with the regulations established in section 4, chapter XXI, of General Resolution Nbr. 368/01 of the Argentine Securities and Exchange Commission (Comisión Nacional de Valores), I am listing below the status of the different members of this Corporation’s administrative and supervisory bodies, in line with the requirements of the above mentioned regulation.

Board of Directors:

Directors: José María Alvarez Pallete (Chairman), Miguel Angel Gutiérrez (Vice-Chairman), Juan Ignacio López Basavilbaso and Mario Eduardo Vázquez.

Alternate Directors: Juan Carlos Ros Brugueras, Jacinto Díaz Sánchez, Angel Jiménez Hernández and Manuel Alfredo Alvarez Trongé.

The status of the appointed directors is that of “non independent”, according to the definition stated in the above mentioned regulation.

Compañía Internacional de Telecomunicaciones S.A.

Supervisory Committee

Directors: Uriel Federico O’Farrell, Miguel Alejandro Máximo Tesón and Juan O’Farrell.

Alternate Directors: Fernando Varela, Mariana Rosa Laurence and Carlos Francisco Oteiza Aguirre.

The directors of the Supervisory Committee, as well as Mr. Carlos Francisco Oteiza Aguirre, are employees of Estudio O’Farrell, legal counselors of Compañía Internacional de Telecomunicaciones S.A. They are likewise, members of Telefónica de Argentina S.A.’s Supervisory Committee.

Mr. Fernando Varela and Ms. Mariana Rosa Laurence are lawyers for Telefé and Terra Networks S.A., respectively, and members of Telefónica de Argentina S.A.’s Supervisory Committee.

The above information was provided by each of the motion proposers during the Meeting, previous to the corresponding votes.

Sincerely, Pablo Llauró

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

By:	/s/ Pablo Llauró
Name:	Pablo Llauró
Title:	Assistant General Counsel

Date:   May 13, 2003